Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF MEETING OF THE FISCAL COUNCIL
OF APRIL 25, 2013

DATE, TIME AND PLACE: On April 25, 2013 at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2nd floor, room 211 in the city and state of São Paulo.

PRESIDENT:  Prof. Iran Siqueira Lima.

QUORUM:  The full number of effective members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following examination of the Account Statements for the period from January to March 2013, the Councilors decided to draft the following opinion:

“Following the examination of the Account Statements for the period from January to March 2013, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have verified the accuracy of all the elements examined and in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the capital structure, financial position and the activities conducted by the company during the period.”

CONCLUSION: The work of the meeting having been concluded, the relative minutes were drafted, read, approved and signed by all. São Paulo (SP), April 25, 2013. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer